Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	MNP LLP

AND TO:	PricewaterhouseCoopers LLP

AND TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Autorité des marchés financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Prince Edward Island

Service NL, Financial Services Regulation Division

Office of the Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of Yukon

HEXO Corp. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.	At the request of the Corporation, MNP LLP (the “Former Auditor”) resigned as auditor of the Corporation on January 31, 2020.

2.	On January 31, 2020, the Corporation appointed PricewaterhouseCoopers LLP (the “Successor Auditor”) to replace the Former Auditor as auditor of the Corporation.

3.	The resignation of the Former Auditor and the appointment of the Successor Auditor were considered and recommended by the Audit Committee and approved by the Board of Directors of the Corporation.

4.

There were no modified opinions in the Former Auditor’s reports in connection with the audits of the Corporation’s two most recently completed fiscal years ended July 31, 2019 and 2018. There have been no further audits of financial statements subsequent to the Corporation’s most recently completed fiscal year and ending on the date of the Former Auditor’s resignation.

5.	There are no “reportable events” (as defined in Section 4.11 of NI 51-102).

The Corporation has requested from each of the Former Auditor and the Successor Auditor letters addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree with the above statements. Copies of such letters are filed on SEDAR.

DATED this 31st day of January, 2020. HEXO CORP.

Per: (signed) “Stephen Burwash”

Stephen Burwash

Chief Financial Officer